September 29, 2006

Via EDGAR, Facsimile and Overnight Delivery

Facsimile No: (202) 772-9208

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549-0408

Attention:	Kevin W. Vaughn
Matthew Komar

Re:	SVB Financial Group
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 000-15637

Gentlemen:

We are writing on behalf of our client, SVB Financial Group (the “Company”), in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter dated September 19, 2006 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005, filed with the Commission on March 27, 2006.  For your convenience, we have included the Staff’s comments in italics immediately before the Company’s response.  The underlined headings and numbers of paragraphs below correspond to the headings and numbers of the comments set forth in the Staff’s letter.

Note 13 – Derivative Financial Instruments, page 128

1.                                      You disclose on page 129 that you have entered into a interest rate swap agreement to hedge against the risk of changes in fair values associated with your junior subordinated debentures, and that the swap meets the criteria for the short-cut method.  Please tell us in detail how you determined the interest rate swap met the criteria established by paragraph 68 of SFAS 133.  We may have further comment based on your response.

In October 2003, the Company issued 7% junior subordinated debentures due October 15, 2033 to SVB Capital II, who, in turn, issued $50,000,000 aggregate principal amount trust preferred securities backed by this debenture offering under substantially the same terms to the public.  Contemporaneously, the Company entered into an interest rate swap with Morgan Stanley, whereby the Company would receive a fixed rate of 7% and pay a floating rate of three-month LIBOR plus 118 basis points on a notional amount of $50,000,000.  By design, the junior subordinated debentures/trust preferred securities and the interest rate swap had similar terms, including notional/principal amount, maturity, payment dates, fixed rate coupon, and an American call option starting October 2008.

Upon the execution of both transactions, the Company elected to designate the swap as a hedge against changes in the fair value of the junior subordinated debentures (in accordance with SFAS 133, paragraph 18b) due to changes in the benchmark interest rate (in accordance with SFAS 133, paragraph 15).  The Company’s initial assessment determined that the relationship between the hedged item and the hedging instrument qualified for the shortcut method as defined in SFAS 138, paragraph 68a-h since the swap agreement mirrored the terms of the junior subordinated debentures.  At that time, the Company did not incorporate in its hedging analysis the payment deferral option which allowed the Company to defer the payment of interest at its option for up to 20 quarters in any period during which the Company is not in default. The Company did not consider the deferral option to have economic substance.  As articulated at the time in the Federal Reserve Board’s Supervisory Release No. 02-10, the payment deferral option is required for Tier 1 capital treatment, but only expected to be exercised to conserve cash resources when the issuer’s financial condition is deteriorating.  Upon issuance, the Company assigned the probability of exercising the option over the life of the securities at 0% and therefore believed it was not economically relevant for terms matching under the shortcut method.

During the first quarter of 2006, the Company revisited its application of the shortcut method on the hedge in response to announcements made by other financial institutions that began incorporating the payment deferral option in their fair value hedge effectiveness consideration, since the payment deferral option could be exercised at any time and in any instance, even if the likelihood of the Company triggering the deferral provision was deemed remote.  If the Company did exercise the payment deferral option, then the market would value the junior subordinated debentures like a zero-coupon bond rather than a periodic interest, fixed-rate debt instrument.  If that occurred, then the duration of the junior subordinated debentures might differ from the swap, which would invalidate the assumption of no ineffectiveness and, consequently, qualification for the shortcut method. Based upon this analysis, the Company decided to change its accounting treatment for the interest rate swap.

Accordingly, the Company performed a Staff Accounting Bulletin No. 99 “Materiality” (“SAB No. 99”) analysis to determine the impact of invalidating the hedge relationship.  The analysis addressed both quantitative and qualitative factors and analyzed the entire fair value change of the interest rate swap from inception and for every reporting period to December 31, 2005.  Based on the SAB No. 99 analysis, the Company determined that the entire fair value and the respective change thereof was not material from a quantitative or qualitative perspective for any of the reporting periods from the inception of the interest rate swap to December 31, 2005.

The Company also performed a SAB No. 99 analysis to determine whether recording the error was material to the financial reporting period ended March 31, 2006.  Based on the SAB No. 99 analysis, the Company determined that correcting the error related to this issue in the financial reporting period ended March 31, 2006 was not material from a quantitative or qualitative perspective.  The Company’s SAB No. 99 analysis and conclusions were reviewed and agreed upon by its independent registered public accounting firm and disclosed to the Company’s Audit Committee.  As a result, the Company corrected the error and recognized the entire fair value of the swap in its March 31, 2006 Form 10-Q as filed with the Commission on May 10, 2006.  Furthermore, in the second quarter of 2006 the Company designated the swap as a hedge against the change in fair value of the debentures due to the change in the benchmark interest rate and implemented hedge accounting.  Disclosure of this designation is provided in the Company’s Form 10-Q for the quarter ended June 30, 2006, as filed with the Commission on August 9, 2006.

Note 19 – Fair Value of Financial Instruments, page 143

2.                                      We note you based the fair value of marketable investment securities on quoted market prices provided by a known and reputable pricing service or dealer quotes.  Please tell us and revise future filings to indicate when you elect to use dealer quotes rather than quoted market prices.  Tell us how you determined that your policy complies with paragraph 110 of SFAS 115 that states that “quoted market prices, if available, provide the most reliable measure of fair value.”

As clarification, the Company’s policy for determining the fair value of marketable investment securities is to use quoted market prices provided by a known and reputable pricing service.  In the event that quoted market prices for a marketable investment security are not available, the Company will request and use a dealer quote.  Additionally, for a security that has a complex cash flow profile (i.e., CMOs) and where the Company has a large position, the Company considers dealer quotes to be a more reliable measure of the value of the security than those provided by a pricing service.  As a result, dealer quotes are used if quoted market prices differ significantly from observed comparable dealer quotes.  The Company will ensure that future filings reflect clarification of these practices.

Acknowledgments

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding this letter or the Company’s Form 10-K for the fiscal year ended December 31, 2005, please call me at (650) 849-3421.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Todd Cleary

cc:           Jack Jenkins-Stark, SVB Financial Group (CFO)